Interchange Financial Services Corporation
Park 80 West/Plaza Two
Saddle Brook, New Jersey 07663
201/703-2265
Fax: 201/843-3945

August 21, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Interchange Financial Services Corporation Preliminary Schedule 14A Filed on July 20, 2006 (File No. 001-10518)

Dear Mr. Webb:

        This letter is submitted in response to the letter dated August 7, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the Preliminary Schedule 14A (the “Proxy Statement”) filed by Interchange Financial Services Corporation (the “Company”) on July 20, 2006. A formal amendment reflecting these changes has been filed via EDGAR. Your specific comments are set forth verbatim below, followed by the Company’s responses.

General

1.	Please advise the staff whether you gave financial projections to TD Banknorth.

        Please be advised that during the due diligence process TD Banknorth was provided with the Company’s 2006 Annual Budget which included financial statement projections for the 2006 fiscal year. A section entitled “Nonpublic Financial Information Provided to Interchange” has been added to the Proxy Statement. This section describes and summarizes the projections that were provided to TD Banknorth. See page 21 of the Proxy Statement.

Interchange’s Reasons for the Merger; Recommendation of the Board..., page 19

2.	Please disclose whether the Board took account of the tax implications of the all cash offer versus the mixture of cash and stock.

        The disclosure in the “Background of the Merger” section of the Proxy Statement has been revised to reflect the fact that the Company’s Board of Directors took into account the tax implications of the all cash offer versus the mixture of cash and stock. Specifically, the first paragraph on page 19 of the proxy statement has been revised to read as follows:

At a special meeting of the Interchange board of directors on April 10, 2006, Goldman Sachs reviewed the two final bid proposals with the board of directors. After fully considering both proposals, including the tax implications to Interchange’s shareholders of TD Banknorth’s all cash offer versus the mixture of cash and stock offered by Company A, the board of directors determined to proceed with TD Banknorth’s offer because it represented a higher value than the final bid submitted by Company A. The board of directors authorized Thacher Proffitt to begin negotiating a definitive agreement with TD Banknorth under the terms of its final bid.

Where you can find more information, page 67

3.	Please include the full address of the SEC headquarters: 100 F Street, NE, Washington, DC 20549 and remove the references to New York and Chicago.

        The disclosure in the “Where You Can Find More Information” section of the Proxy Statement has been revised to include the full address of the SEC headquarters and to remove the references to New York and Chicago.

* * *

        The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

        We believe that these responses and revisions to the Proxy Statement are fully responsive to your comments. We look forward to your prompt review of this submission.

Very truly yours,

/s/ Anthony S. Abbate

Anthony S. Abbate President and Chief Executive Officer